UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 22, 2020

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Ste. 1690 Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On June 22, 2020, the board of directors of 1st stREIT Office Inc. (the “Company”) declared a regular quarterly cash dividend of $0.21 per share of common stock of the Company (“Common Stock”) for the period from April 1, 2020 to June 30, 2020. The dividend will be payable on July 10, 2020 to stockholders of record as of the close of business on June 25, 2020. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 8.40% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price.

Establishment of Purchase Price

Beginning with July 1, 2020, the purchase price per share of Common Stock will be $10.00 per share, as our current policy requires the purchase price to be the greater of the then-current net asset value (“NAV”) per share of Common Stock or $10.00. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after September 30, 2020, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of March 31, 2020

The Company calculates its NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of March 31, 2020, NAV per share of Common Stock was $9.86. This NAV is effective until updated by the Company on September 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of March 31, 2020:

March 31, 2020 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	70,745,627
Total real estate, net, at fair value	77,976,274

Cash	3,594,616
Restricted cash	1,005,877
Rents and other receivables, net	1,255,866
Other assets, net	105,175
Total assets	$83,937,808

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$41,741,056
Unsecured note payable - affiliate, net	7,000,000
Accounts payable, accrued and other liabilities	1,330,475
Unearned tenant rents	197,701
Security and investor deposits	413,037
Due to affiliate	248,010
Total liabilities	50,930,279

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 753,925 shares issued and outstanding at March 31, 2020	7,539
Additional paid-in capital	7,351,305
Cumulative distributions and net gain	72,509
Noncontrolling interests	25,576,176
Total stockholders' equity	33,007,529
Total liabilities and stockholders' equity	$83,937,808
Net asset value per share on 753,925 shares issued and outstanding at March 31, 2020(2)	$9.86

(1)	Unaudited consolidated balance sheet data as of March 31, 2020.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of March 31, 2020. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Company’s manager, SW Manager, LLC (the “Manager”), on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Company’s offering circular filed with the Securities and Exchange Commission (“SEC”), the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Company’s manager, SW Manager, LLC (the “Manager”), is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended March 31, 2020, and the four prior quarters thereof.

Date	NAV Per Share
March 31, 2019	$10.11
June 30, 2019	$10.11
September 30, 2019	$10.10
December 31, 2019	$10.00
March 31, 2020	$9.86

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated September 13, 2017, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

Date: June 22, 2020